-DC 8

37996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04021712

March 24, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2004

Carl Olson
P.O. Box 6102
Woodland Hills, CA 91365

Dear Mr. Olson:

This is in response to your letter dated March 15, 2004. In that letter, you requested the Commission's view on the Division of Corporation Finance's March 2, 2004 no-action letter regarding a shareholder proposal that you submitted to Ford Motor Company.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response under rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

CARL OLSON
P.O. Box 6102
Woodland Hills, California 91365
818-223-8080

March 15, 2004

Chairman
Securities and Exchange Commission
450 Fifth St. NW
Washington, D. C. 20549

Re: Appeal of stockowner resolution "no action" letter
Ford Motor Company

Dear Mr. Chairman:

This is an appeal of a "no action" letter dated March 2, 2004, by Attorney-Advisor Daniel Greenspan of the Division of Corporation Finance, with regard to my proposal for Ford Motor Company on a "Scientific Report on Global Warming/Cooling".

Mr. Greenspan allowed the omission based upon Rule 14-a8(i)(7) as "ordinary business operations".

The subject of global warming/cooling has for many years been considered a significant social issue for stockowner proposals. The making of a report to stockowners (such as in this proposal) is not "ordinary business operations", regardless how precise the subject matter is described in the proposal. My proposal gives management considerable discretion to use its own judgment for proper matters to be included.

If the commission allows this ruling to stand, it will be saying that all proposals on global warming/cooling are excludable, and that all proposals calling for a report to the stockowners is excludable if specific information is called for.

Please do not allow the omission. Time is of the essence.

Sincerely,

Carl Olson

Carl Olson

PROPOSAL 9

Mr. Carl Olson, P.O. Box 6102, Woodland Hills, California 91365, owner of 237 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now, therefore be it resolved by the stockowners of Ford Motor Company to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that Ford staff deems relevant:

1. What Temperatures

For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used to determine whether there is "global warming" or "global cooling".

2. What Atmospheric Gases

The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by Ford staff. Relevant ranges of percent increases/decreases shall be determined by Ford staff.

3. What Sun Effect

The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be determined by Ford staff.

4. What About Carbon Dioxide Production

Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by Ford), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by Ford staff.

5. What About Carbon Dioxide Absorption

Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by Ford staff.

6. What Costs/Benefits

A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be determined by Ford staff and would be calculated in scenarios of causes of the global warming/cooling as determined by Ford staff.

Supporting Statement:

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have such scientific report. Vote YES to be scientifically informed.

The Board of Directors recommends a Vote "against" Proposal 9.

The Company opposes this proposal because it is not in the best interests of the Company or you. The proposal calls for the Company to produce a report covering a wide range of topics related to global warming/cooling with the purpose of coming to a determination of whether global warming/cooling exists. Ford is in the business of manufacturing, selling and financing automobiles. We have an obligation to comply with the laws and regulations made by the governmental entities at the local, state and national level in the United States and elsewhere around the world. It would serve no useful purpose, and be a waste of corporate resources, to publish reports confirming or questioning a determination of whether global warming/cooling exists, whether made by a government, private organization, or other group or person.

The Company has limited resources and must decide how best to expend those resources in order to create value for shareholders. In order to implement the proposal, the Company would have to expend a tremendous amount of capital to hire a team of scientists, purchase scientific instruments, and conduct a myriad of tests in order to determine whether or not global warming or cooling exists. Governments and private institutions around the world have expended billions of dollars studying this exact issue. The Company believes that expending additional capital to either confirm or disprove previous scientific studies regarding global warming or cooling is not a wise use of Company resources. Accordingly, the proposal is not in the best interests of Ford or you.

The Board of Directors recommends a Vote "against" Proposal 9.]

March 2, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 15, 2004

The Proposal recommends that the board publish annually a report to the stockholders entitled "Scientific Report on Global Warming/Cooling" that includes detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7) as relating to ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Ford relies.

Sincerely,

Daniel Greenspan
Attorney-Advisor